ITEM 77M
MERGERS



Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a preliminary Registration Statement on Form N-14 (SEC File No. 2-29786) was filed on June 19, 2000. This filing relates to an Agreement and Plan of Reorganization between IAI Growth and Income Fund (IAI
Fund), a series of IAI Investment Funds VII, Inc. and Federated American Leaders Fund, Inc.(American Leaders Fund), whereby American Leaders Fund acquired all of the assets and assumed certain liabilities of the IAI Fund in exchange for Class A Shares of American Leaders Fund to be distributed pro rata by the IAI Fund to its shareholders in complete liquidation and termination of the IAI Fund. As a result of the Special Meeting of the IAI Fund shareholders held on September 8, 2000, each shareholder of the IAI Fund became the owner of American Leaders Fund Class A Shares, having a total net asset value equal to the total net asset value of his or her holdings in the IAI Fund on the date of the Reorganization.


The Agreement and Plan of Reorganization providing for the transfer of the assets of the IAI Fund to American Leaders Fund was approved by the IAI Fund Board of Directors at a meeting held on June 12, 2000.


The Agreement and Plan of Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the Securities and Exchange Commission July 31, 2000.